UNDERWRITING AGREEMENT

June 16, 2015

Alignvest Acquisition Corporation
100 King Street West
70th Floor, Suite 7050
Toronto, ON M5X 1C7

- and -

Alignvest Management Corporation
100 King Street West
70th Floor, Suite 7050
Toronto, ON M5X 1C7

Dear Sirs/Mesdames:

The undersigned, TD Securities Inc. and Cantor Fitzgerald & Co. (collectively, the “Lead Underwriters”), BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (together with the Lead Underwriters, the “Underwriters”, and each individually, an “Underwriter”), understand that Alignvest Acquisition Corporation (the “Corporation”) proposes to issue and sell to the Underwriters 22,500,000 Class A restricted voting units of the Corporation (the “Class A Restricted Voting Units” or the “Treasury Units”). Each Class A Restricted Voting Unit has an offering price of $10.00 per Class A Restricted Voting Unit (the “Purchase Price”) and consists of one Class A restricted voting share of the Corporation (each, a “Class A Restricted Voting Share”) and one-half of a Warrant (as defined herein). Upon the closing of a qualifying acquisition (as defined herein), each Class A Restricted Voting Share will, unless previously redeemed, be automatically converted into one Class B Share (as defined herein), subject to anti- dilution adjustments. The Warrants will become exercisable, at an exercise price of $11.50, only commencing 30 days after the completion of the qualifying acquisition and will expire on the day that is five years after the completion of the qualifying acquisition or earlier, as described in the Final Prospectus (as defined herein). The Class A Restricted Voting Units, the Class A Restricted Voting Shares and the Warrants shall have the material attributes as described in and contemplated by the Final Prospectus.

The Underwriters propose to distribute the Treasury Units and the Option Units (as defined herein), if any, in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus and in the United States (as defined herein) on a private placement basis in accordance with applicable exemptions from the registration requirements of the U.S. Securities Act (as defined herein) and as permitted by Canadian Securities Laws (as defined herein). Offers and sales of Offered Units (as defined herein) in the United States or to, or for the account or benefit of, U.S. Persons (as defined herein), may be made by the Underwriters, directly or acting through their U.S. Affiliates (as defined herein), in compliance with Schedule “A” hereto to Qualified Institutional Buyers (as defined herein) in accordance with Rule 144A under the U.S. Securities Act and in compliance with similar exemptions under applicable state securities laws. With respect to the Offered Units to be sold to Qualified Institutional Buyers in compliance with Rule 144A, the Underwriters, or their U.S. Affiliates, shall purchase such Offered Units from the Corporation for resale in compliance with Rule 144A.

Based upon the foregoing, and subject to the terms and conditions set out in this Agreement, the Corporation hereby offers to sell to the Underwriters and the Underwriters hereby agree, severally in respect of the percentages set out in Section 2.2, and not jointly and severally, to purchase from the Corporation, at the Closing Time (as defined below) all, but not less than all, of the Treasury Units at the Purchase Price.

Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Treasury Units from the Corporation at the Purchase Price in accordance with this Agreement, after the Underwriters have made a reasonable effort to sell all of the Treasury Units at the Purchase Price specified herein, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Purchase Price. Such decrease or further change in the offering price to the public will not affect the Purchase Price received by the Corporation or the amount of the Underwriters’ Fee (as defined herein) payable by the Corporation.

In addition, the Corporation grants to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, severally and not jointly and severally, up to 3,375,000 Class A Restricted Voting Units (the “Option Units”) for the purpose of covering over- allotments and for market stabilization purposes, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable, in whole or in part, at any time, and from time to time, during the period of 30 days following the Closing (as defined herein) on written notice by the Lead Underwriters, on behalf of the Underwriters, to the Corporation not later than two Business Days (as defined below) prior to exercise, specifying the number of Option Units to be purchased and the date of the closing of the purchase of the Option Units (which date may be the same as the Closing Date but not earlier than the Closing Date). Pursuant to such notice, the Underwriters shall purchase and the Corporation shall sell the number of Option Units indicated in such notice, in accordance with the provisions of Section 11 hereof. The Option Units shall have attributes identical to the Treasury Units. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

The total fee to be paid to the Underwriters pursuant to this Agreement (the “Underwriters’ Fee”) will be equal to 6.0% of the gross proceeds of the offering of Offered Units (the “Offering”) if the Corporation consummates a qualifying acquisition within the Permitted Timeline (as defined herein), or 2.5% of the gross proceeds of the Offering if the Corporation does not consummate a qualifying acquisition within the Permitted Timeline, plus in each case applicable taxes, if any. The Corporation hereby agrees to pay to the Underwriters on the Closing and on the Over-Allotment Closing (as defined herein), as applicable, $0.250 per Offered Unit. The Corporation hereby agrees that $0.350 per Offered Unit (the “Deferred Amount”) deposited with the Escrow Agent (as defined herein) pursuant to the Escrow Agreement (as defined herein) will be released and paid to the Underwriters only if and when the Corporation consummates a qualifying acquisition. The Underwriters hereby agree that if no qualifying acquisition is consummated within the Permitted Timeline (as it may be extended), the Underwriters will not be paid the Deferred Amount.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to “Offered Units” shall mean the Treasury Units and the Option Units.

TERMS AND CONDITIONS

1.	Definitions And Interpretation

1.1     As used in this Agreement:

“Administrative Services Agreement” means the administrative services agreement dated on or before the Closing Date between the Corporation and the Sponsor;

“Agreement” means this underwriting agreement dated June 16, 2015 among the Corporation, the Sponsor and the Underwriters;

“associate”, “misrepresentation”, “material fact” and “material change” have the respective meanings attributed thereto in the Securities Act (Ontario);

“Auditor” means the firm of Ernst & Young LLP;

“Business Day” means any day on which the TSX is open for trading;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, instruments and rules under such laws together with applicable published policy statements, notices and blanket orders of the securities regulatory authorities in the Qualifying Jurisdictions and the rules of the TSX;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claim” has the meaning given to such term in Section 15.1;

“Class A Restricted Voting Share” has the meaning given to such term in the first paragraph of this Agreement;

“Class A Restricted Voting Units” has the meaning given to such term in the first paragraph of this Agreement;

“Class B Shares” means the Class B shares of the Corporation forming part of the Class B Units, and where applicable, the Founders’ Shares;

“Class B Units” means the Class B units of the Corporation consisting of one Class B Share and one-half of a Warrant;

“Closing” means the completion of the issue and sale by the Corporation of the Treasury Units pursuant to this Agreement;

“Closing Date” means on or about June 24, 2015 or such other date as the Corporation and the Underwriters may agree upon in writing, but in any event no later than July 29, 2015;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Corporation” has the meaning given to such term in the first paragraph of this Agreement;

“Corporation Marketing Materials” means, collectively, the term sheet dated May 22, 2015, as amended on June 15, 2015 and as further amended on June 16, 2015, and the investor presentation dated June 2015, as amended on June 15, 2015, each in both the English and French languages, and each as filed with the Canadian Securities Regulators;

“Defaulted Units” has the meaning given to such term in Section 2.3;

“Deferred Amount” has the meaning given to such term in the sixth paragraph of this Agreement;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Canadian Securities Laws;

“Engagement Letter” means the letter agreement dated June 15, 2015 among each of the Lead Underwriters, the Corporation and the Sponsor;

“Escrow Account” means an escrow account of the Escrow Agent (which account will be held with Bank of Nova Scotia or a subsidiary thereof);

“Escrow Agent” means Equity Financial Trust Company;

“Escrow Agreement” means an escrow agreement dated on or before the Closing Date among the Corporation, the Escrow Agent and the Lead Underwriters;

“Escrow Funds” means collectively, the Initial Escrow Amount, together with any interest or other amounts subsequently earned thereon, and any other amounts subsequently raised and placed in escrow pursuant to permitted future issuance(s) by the Corporation of additional Class A Restricted Voting Shares, together with any interest or other amounts subsequently earned thereon, and including any additional contributions made to the Escrow Account by the Sponsor, in its sole discretion, from time to time, and notwithstanding the foregoing, any additional Class A Restricted Voting Shares will not be issued prior to the closing of a qualifying acquisition unless the amount per-share deposited into the Escrow Account in connection therewith is not less than the Minimum Amount;

“Extension Redemption Price” has the meaning given to such term in Section 9.1(l);

“Final Prospectus” means the (final) prospectus of the Corporation (including, for greater certainty, all the documents incorporated by reference therein) dated June 16, 2015 (in both the English and French languages unless the context indicates otherwise) relating to the Distribution of the Offered Units;

“Final Receipt” has the meaning given to such term in Section 3.1;

“Final U.S. Placement Memorandum” means the final U.S. private placement memorandum (which shall include the Final Prospectus), in the form agreed by the Corporation and the Underwriters, prepared for use in connection with the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons on a private placement basis;

“Forfeiture and Transfer Restrictions Agreement and Undertaking” means the forfeiture and transfer restrictions agreement and undertaking dated on or before the Closing Date entered into by the Founders in favour of the Corporation, the Lead Underwriters, on their own behalf and on behalf of the other Underwriters, and the TSX;

“Founders” means the Sponsor, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, as the collective holders of the Founders’ Shares;

“Founders’ Forfeiture Shares” means the 25% of the Founders’ Shares held by each of the Founders, representing in aggregate 5% of the shares of the Corporation issued and outstanding immediately following the conclusion of the Over-Allotment Option period, which are subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition. The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and are subject to all of the restrictions applicable to the other Founders’ Shares;

“Founders’ Shares” means the 6,701,344 Class B Shares to be issued to the Founders prior to the Closing (up to 864,844 of which are subject to forfeiture by the Founders (or their permitted transferees, subject to all required consents) without compensation depending on the extent to which the Over-Allotment Option is exercised), and for greater certainty includes the Founders’ Forfeiture Shares;

“Indemnified Parties” and “Indemnified Party” have the meanings given to such terms in Section 15.1;

“Indemnifier” has the meaning given to such term in Section 15.7;

“Initial Escrow Amount” means, upon the Closing, an aggregate of $225,000,000 (or $258,750,000 if the Over-Allotment Option is exercised in full);

“Lead Underwriters” has the meaning given to such term in the first paragraph of this Agreement;

“Liquidation” means the distribution of the Escrow Funds, directly or indirectly, to the holders of Offered Units sold pursuant to this Agreement in connection with the redemption of the outstanding Class A Restricted Voting Shares, if the Corporation (i) fails to consummate a qualifying acquisition within the Permitted Timeline, or (ii) otherwise completes a Winding-Up prior to the termination of the Permitted Timeline;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking dated on or before the Closing Date entered into by the Sponsor in favour of the Corporation;

“Marketing Materials” has the meaning given to such term in NI 41-101;

“Material Adverse Effect” means (i) any effect, change, event or occurrence that, individually or in the aggregate, is, or could reasonably be expected to be, materially adverse to the business, affairs, property, liabilities (contingent or otherwise), operating results, condition (financial or otherwise), capital, cash flow, income or prospects of the Corporation, or (ii) any fact, event, change or occurrence that would result in the Prospectus or any Supplementary Material containing a misrepresentation;

“Material Contracts” means the Escrow Agreement, the Administrative Services Agreement, the Warrant Agency Agreement, the Forfeiture and Transfer Restrictions Agreement and Undertaking, and the Make Whole Agreement and Undertaking;

“Minimum Amount” means the amount of the Escrow Funds then on deposit in the Escrow Account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, as reasonably determined by the Corporation and certified by the Corporation), divided by the number of then outstanding Class A Restricted Voting Shares;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators;

“Offered Units” has the meaning give to such term in the seventh paragraph of this Agreement;

“Offering” has the meaning given to such term in the sixth paragraph of this Agreement;

“Offering Period” means the period from the date of the Final Receipt issued under the Passport System for the Final Prospectus until completion of the distribution of the Offered Units;

“Option Units” has the meaning given to such term in the fifth paragraph of this Agreement;

“Over-Allotment Closing” means the completion of the issue and sale by the Corporation of the Option Units pursuant to this Agreement;

“Over-Allotment Closing Date” means the date, which shall be a Business Day, as set out in the Over-Allotment Notice or such other date as the Corporation and the Lead Underwriters, on behalf of the Underwriters, may agree upon in writing;

“Over-Allotment Closing Time” means 8:30 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Corporation and the Lead Underwriters, on behalf of the Underwriters, may agree upon in writing;

“Over-Allotment Notice” has the meaning given to such term in Section 11.1;

“Over-Allotment Option” has the meaning given to such term in the fifth paragraph of this Agreement;

“Passport System” means the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 21 months from the Closing (or 24 months from the Closing if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but has not completed the qualifying acquisition within such 21-month period), as it may be extended as described in the Final Prospectus;

“Preliminary Prospectus” means the preliminary prospectus of the Corporation (including, for greater certainty, all the documents incorporated by reference therein) dated May 22, 2015 (in both English and French languages unless the context indicates otherwise) relating to the Distribution of the Offered Units;

“Preliminary U.S. Placement Memorandum” means the preliminary U.S. private placement memorandum (which includes the Preliminary Prospectus), in the form agreed by the Corporation and the Underwriters, prepared for use in connection with the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons on a private placement basis;

“Prospectus” means collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchase Price” has the meaning given to such term in the first paragraph of this Agreement;

“Qualified Institutional Buyer” has the meaning ascribed to such term under Rule 144A of the U.S. Securities Act;

“qualifying acquisition” means the acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which must have a minimum fair market value, as determined by the board of directors of the Corporation, equal to 80% of the assets held in the escrow account (excluding the aggregate Deferred Amount and applicable taxes payable on interest and other amounts earned in the escrow account), and which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with the TSX Company Manual (as it may be amended, restated or waived), and as more fully described in the Final Prospectus;

“Qualifying Jurisdictions” has the meaning given to such term in the second paragraph of this Agreement;

“Redemption Price” has the meaning given to such term in Section 9.1(j);

“Registrar and Transfer Agent” means Equity Financial Trust Company;

“selling group” has the meaning given to such term in Section 2.5;

“Shares” means collectively, the Class A Restricted Voting Shares and Class B Shares;

“Sponsor” means Alignvest Management Corporation;

“Supplementary Material” means any amendment or supplement to the Prospectus or to any documentation supplemental thereto or any amending or supplemental prospectus or other supplemental documentation or any similar document required to be filed by the Corporation under any of the Canadian Securities Laws during the Offering Period in connection with the distribution of the Offered Units;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“template version” has the meaning given to such term in NI 41-101;

“TMX Group” means the TMX Group Limited;

“Treasury Units” has the meaning given to such term in the first paragraph of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underwriters” and “Underwriter” have the meanings given to such terms in the first paragraph of this Agreement;

“Underwriters’ Fee” has the meaning given to such term in the sixth paragraph of this Agreement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Placement Memorandum” means, collectively, the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant Agency Agreement” means the warrant agency agreement dated on or before the Closing Date between the Corporation and Warrant Agent with respect to the Warrants;

“Warrant Agent” means Equity Financial Trust Company;

“Warrants” means the 11,673,000 share purchase warrants (or 13,402,688 share purchase warrants if the Over-Allotment Option is exercised in full) that the Corporation is selling as a portion of the Class A Restricted Voting Units and the Class B Units, respectively, and each a “Warrant”, which would become exercisable only commencing 30 days after the completion of the qualifying acquisition, at which time, each whole Warrant would be exercisable for one Class B Share at an exercise price of $11.50 (subject to anti-dilution adjustments); and

“Winding-Up” means the liquidation and cessation of the business of the Corporation.

All defined terms herein denoted by initial capital letters and not otherwise defined have the meanings attributed thereto in the Final Prospectus.

1.2     Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

1.3     References to currency are to Canadian dollars.

1.4     The headings in this Agreement are for convenience of reference only and shall not affect the interpretation or meaning of this Agreement.

2.	Purchase and Sale of Units

2.1     Subject to the terms and conditions in this Agreement, the Corporation hereby agrees to sell to the Underwriters and the Underwriters hereby agree, severally in respect of the percentages set out in Section 2.2, and not jointly or jointly and severally, to purchase from the Corporation, at the Closing Time all, but not less than all, of the Treasury Units at the purchase price of $10.00 per Treasury Unit. Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Treasury Units pursuant to the Final Prospectus.

2.2     The obligations of the Underwriters set out herein are several and not joint, nor joint and several, and shall be limited to the respective percentages of the aggregate number of Treasury Units (or to the extent the Over-Allotment Option is exercised, the Option Units at the Over- Allotment Closing Time) set out opposite the names of each of the Underwriters below:

TD Securities Inc.	40%
Cantor Fitzgerald & Co.	40%
BMO Nesbitt Burns Inc.	10%
CIBC World Markets Inc.	10%
100%

2.3     If an Underwriter does not complete the purchase of the Treasury Units which it has agreed to purchase hereunder (the “Defaulted Units”) for any reason whatsoever, the other Underwriters shall be entitled, at their option, to purchase on a pro rata basis (or on such other basis as they may mutually agree) all but not less than all of the Defaulted Units.

2.4     Nothing in this Agreement shall obligate the Corporation to sell less than all of the Treasury Units or shall relieve any Underwriter in default from liability to the Corporation. In the event of a termination by the Corporation of its respective obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have already arisen or may thereafter arise under Sections 13, 14 and 15, as applicable.

2.5     The Underwriters will be permitted to appoint, at their sole expense, other duly registered investment dealers and brokers as their agents to assist in the distribution of the Offered Units. The Underwriters shall, and shall require each such dealer, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the Distribution of the Offered Units (the “selling group”), to comply with all applicable laws and regulations and the terms and conditions of this Agreement. For greater certainty, the Underwriters shall deliver copies of the Final Prospectus and any Supplementary Material to purchasers in compliance with Canadian Securities Laws.

2.6     Each of the Underwriters severally (and not jointly nor jointly and severally) covenant and agree with the Corporation that they and any selling group member appointed by any of them shall distribute the Offered Units in a manner that complies with all applicable laws and regulations, including, without limitation, Canadian Securities Laws and, in connection with offers and sales in the United States or to, or for the account or benefit of, U.S. Persons, the U.S. Securities Act, U.S. Exchange Act and applicable state securities laws, in each jurisdiction into and from which they may offer to sell the Offered Units, distribute the Prospectus or the U.S. Placement Memorandum, or distribute or disseminate the Corporation Marketing Materials in connection with the distribution of the Offered Units.

2.7     An Underwriter will not be liable hereunder with respect to any act, omission or conduct of any other Underwriter or any member of the selling group not appointed by such Underwriter under this Agreement.

2.8     The Underwriters and the Corporation acknowledge that Schedule "A" forms part of this Agreement and that any offer or sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons will be made in accordance with Schedule "A".

3.	Qualification of Securities

3.1     The Corporation and the Sponsor shall fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation and the Sponsor in connection with the Offering, including without limitation, to qualify the Offered Units for Distribution in the Qualifying Jurisdictions through the Underwriters duly registered in the appropriate category under, and who comply with, the applicable Canadian Securities Laws of the Qualifying Jurisdictions. All legal requirements to enable the Distribution of the Offered Units shall be fulfilled as soon as practicable but in any event no later than the times specified in this Section 3.1 and in Section 12. Without limiting the generality of the foregoing, the Corporation shall, as soon as reasonably possible after any regulatory deficiencies have been satisfied with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, use its reasonable best efforts to file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a final receipt issued by the Ontario Securities Commission (including the deemed receipt from the other Qualifying Jurisdictions pursuant to the Passport System) (the “Final Receipt”) on or prior to 5:00 p.m. (Toronto time) on June 17, 2015 (or such later date or time as may be agreed to in writing by the Corporation and the Underwriters) for the Final Prospectus.

3.2     Each of the Corporation and the Lead Underwriters (as managers of the Underwriters for the purposes of the definition of “lead underwriter” under NI 41-101) confirms to the other parties hereto that it has approved in writing a template version of each of the Corporation Marketing Materials before such Corporation Marketing Materials were first provided to potential investors of the Offered Units, and the Corporation confirms to the Underwriters that: (i) it has filed English and French language versions of a template version of each of the Corporation Marketing Materials with the Canadian Securities Regulators, with the comparables (as defined in NI 41-101) removed as permitted by Section 13.7(4) of NI 41-101; and (ii) it has delivered English and French language versions of a complete template version (including all comparables (as defined in NI 41-101)) of the Corporation Marketing Materials to the Canadian Securities Regulators.

3.3     During the Distribution of the Offered Units, the Corporation agrees with the Underwriters and the Underwriters severally (not jointly nor jointly and severally) covenant and agree with the Corporation:

(a)

not to provide any potential investor of Offered Units with any Marketing Materials other than the Corporation Marketing Materials unless a template version of such Marketing Materials has been approved in writing by the Corporation and the Lead Underwriters, on behalf of the Underwriters, and filed by the Corporation with the Canadian Securities Regulators, in each case on or before the day such Marketing Materials are first provided to any potential investor of Offered Units; and

(b)

not to provide any potential investor of Offered Units with any materials or information in relation to the distribution of the Offered Units or the Corporation other than: (1) the Corporation Marketing Materials and such other Marketing Materials that have been approved and filed in accordance with this Section 3.3; and (2) the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, as applicable.

4.	Documents Delivered Concurrently with this Agreement

4.1     On or prior to the time of filing of the Final Prospectus, the Corporation shall deliver or cause to be delivered to each of the Underwriters:

(a)

a copy of each of the Preliminary Prospectus and the Final Prospectus in the English and French language and any documentation supplemental thereto required to be filed under Canadian Securities Laws, in each case in form and substance satisfactory to the Underwriters, acting reasonably, approved, signed and certified as may be required by Canadian Securities Laws;

(b)	a copy of each of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Placement Memorandum;

(c)

a “long-form” comfort letter from the Auditor, dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, and based on a review completed not more than two Business Days prior to the date of such letter, relating to the audited financial statements contained in the Final Prospectus;

(d)

opinions of the Corporation’s Québec counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, to the effect that the French version of the Preliminary Prospectus and the Final Prospectus, as applicable, other than the financial statements and notes thereto and the related Auditor’s report and the information under the heading “Capitalization”, are in all material respects complete and an accurate translation of the English version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(e)

an opinion of the Auditor, in form and substance satisfactory to the Underwriters, acting reasonably, dated the date of the Final Prospectus, to the effect that the financial statements and notes thereto and the related Auditor’s report and the information under the heading “Capitalization” in the French version of the Preliminary Prospectus and the Final Prospectus, as applicable, are in all material respects complete and accurate translations of the English versions thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(f)

evidence satisfactory to the Underwriters of the approval of the listing for trading on the TSX of the Offered Units (with the Class A Restricted Voting Shares and the Warrants underlying the Offered Units intended to begin separate trading approximately 40 days following the Closing Date) subject only to satisfaction by the Corporation of customary conditions imposed by the TSX in its letter granting conditional listing approval; and

(g)

copies of all other documents resulting or related to the Corporation taking all other steps and proceedings that may be necessary in order to qualify the Offered Units for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Units under applicable Canadian Securities Laws.

4.2     In the event that the Corporation is required under Canadian Securities Laws to prepare and file Supplementary Material, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Supplementary Material in the English and French languages, as applicable. Any Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material, documents similar to those referred to in Sections 4.1(b), 4.1(c), 4.1(d), 4.1(e) and 4.1(g) . The provisions of Section 5.1 shall apply, with any changes required by the context, to any Supplementary Material, copies of which are required by Canadian Securities Laws to be delivered on request or otherwise to any purchaser of Offered Units.

4.3     Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to the Underwriters shall constitute the Corporation’s and the Sponsor’s joint and several representation and warranty to the Underwriters that, as at their respective dates (i) all information and statements (except information and statements relating solely to and/or provided by the Underwriters in writing specifically for use in the Preliminary Prospectus, Final Prospectus or any Supplementary Material) contained in the Preliminary Prospectus, Final Prospectus and any Supplementary Material are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Sponsor and the Offered Units; (ii) no material fact or information has been omitted from such disclosure (except for omissions in respect of facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the information contained in such disclosure not misleading in light of the circumstances under which it was made; (iii) such documents comply in all material respects with the requirements of the Canadian Securities Laws; and (iv) the U.S. Placement Memorandum (except information and statements relating solely to and/or provided by the Underwriters in writing specifically for use in the U.S. Placement Memorandum) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under they were made, not misleading, within the meaning of the U.S. Exchange Act. Such deliveries shall also constitute the Corporation’s consent to the use by the Underwriters and the selling group of the Final Prospectus and any Supplementary Material in connection with the Distribution of the Offered Units in the Qualifying Jurisdictions in compliance with this Agreement and the Canadian Securities Laws and the use by the Underwriters or their U.S. Affiliates of the U.S. Placement Memorandum for offer and sales of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons in compliance with this Agreement.

5.	Commercial Copies

5.1     The Corporation shall cause commercial copies of the Final Prospectus in the English and French languages and the U.S. Placement Memorandum to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by written or oral instructions. Such delivery shall be effected as soon as reasonably possible and, in any event, with respect to the Final Prospectus and the U.S. Placement Memorandum on or before the date which is two Business Days (or such later day as the Underwriters and the Corporation may agree upon) after the Final Receipt has been issued by the Ontario Securities Commission, as provided for in Section 3. The commercial copies of the Final Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval established pursuant to National Instrument 13-101- System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material.

6.	Distribution of Units

6.1     The Underwriters shall sell the Offered Units to the public, directly and through other members of the selling group, in compliance with applicable Canadian Securities Laws and upon the terms and conditions set forth in the Final Prospectus, any Supplementary Material and this Agreement. The Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Qualifying Jurisdictions where a Final Receipt or similar document has been issued or deemed issued under the Passport System for the Final Prospectus, unless the Underwriters receive notice to the contrary from the Corporation or the Ontario Securities Commission, as principal regulator.

6.2     The Lead Underwriters will notify the Corporation if and when, in their opinion, the distribution of the Offered Units has been completed, and shall, as soon as practicable thereafter (and in any event within the time periods necessary to obtain a refund of filing fees), provide the Corporation with a breakdown of the number of Offered Units distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the applicable Canadian Securities Regulator.

7.	Material Changes

7.1     During the Offering Period, the Corporation and the Sponsor, as applicable, shall promptly notify each of the Underwriters in writing of:

(a)

any change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Corporation, or the Sponsor, as applicable;

(b)

any previously undisclosed fact (other than a material fact relating solely to the Underwriters) required to be disclosed in the Final Prospectus or any Supplementary Material, or any fact that has arisen or has been discovered which would have been required to have been stated in the Final Prospectus or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of the Final Prospectus or any Supplementary Material; and

(c)	any change in any fact or matter covered by a statement contained in the Final Prospectus, any Supplementary Material or the U.S. Placement Memorandum,

which change or fact is, or may be, of such a nature as to render any statement in the Final Prospectus, any Supplementary Material or the U.S. Placement Memorandum misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or any Supplementary Material or which would result in the U.S. Placement Memorandum containing any untrue statement of a material fact or omitting any statement that is necessary to make a statement contained in such disclosure not misleading in the light of the circumstances under which it was made or which would result in the Final Prospectus or any Supplementary Material not complying with Canadian Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

7.2     During the Offering Period, the Corporation shall promptly, and in any event within any applicable statutory time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such material fact or change; provided that the Corporation shall not, subject to the Corporation complying with the requirements of applicable Canadian Securities Laws, file any Supplementary Material or other document without first obtaining the approval of the Underwriters (such approval not to be unreasonably withheld or delayed), after consultation with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section as soon as practicable, and in any event, prior to making any filing.

7.3     During the Offering Period, the Corporation shall advise the Underwriters promptly, and forthwith provide the Underwriters with copies, of any written communications issued by any securities regulatory authority or by the TSX, and received by the Corporation: (a) suspending or preventing the use of the Prospectus, any Supplementary Material or the U.S. Placement Memorandum or imposing any cease-trading or stop order or any halt in trading relating to the Offered Units or the institution or threat of any proceedings for that purpose; or (b) otherwise relating to the Prospectus or the Offering. The Corporation shall use its commercially reasonable efforts to prevent the issuance of any such cease-trading or stop order and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as possible.

8.	Representations and Warranties

8.1     The Corporation and the Sponsor hereby covenant, represent and warrant jointly and severally to each of the Underwriters and acknowledge that each of the Underwriters is relying upon such representations, warranties and covenants in connection with its execution and delivery of this Agreement and the sale by the Underwriters of the Offered Units as provided herein:

(a)

the Corporation is, and will be at the Closing Time, a validly existing corporation under the laws of the Province of Ontario and is registered to carry on business under the laws of each jurisdiction in which it carries on its business;

(b)

the Corporation is current with all filings required to be made by it under all other jurisdictions in which it exists or carries on any material business and has all necessary certificates, licences, authorizations and other approvals necessary to permit it to conduct its proposed activities, except where the failure to make any filing or obtain any certificate, licence, authorization or other approval would not have a Material Adverse Effect, and all such certificates, licences, authorizations and other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such certificates, licences, authorizations or other approvals would not have a Material Adverse Effect;

(c)

the Treasury Units to be issued at Closing and the Class A Restricted Voting Shares and Warrants underlying the Treasury Units shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus;

(d)

the Class B Units to be issued at Closing and the Class B Shares and Warrants underlying the Class B Units shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus;

(e)

if the Class B Shares are issued upon the closing of a qualifying acquisition pursuant to the automatic conversion of the Class A Restricted Voting Shares, such Class B Shares shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus;

(f)

the Option Units, which may be issued at the Over-Allotment Closing Date and the Class A Restricted Voting Shares and Warrants underlying the Option Units shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus;

(g)

except with respect to the Class B Units and Founders’ Shares, no person, firm or corporation (except for investors purchasing under the Final Prospectus and as otherwise disclosed in the Final Prospectus) has, as of the date hereof, or will have as at the Closing Time, any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any securities of the Corporation;

(h)

the Corporation has all requisite power and authority and has taken all actions required, to: (i) enter into this Agreement and the Material Contracts; (ii) to carry out all the terms and provisions hereof and under the Material Contracts; and (iii) to issue, sell and deliver the Offered Units and the Class A Restricted Voting Shares and Warrants underlying the Offered Units in accordance with the provisions of this Agreement and the Class B Units and the Class B Shares and Warrants underlying the Class B Units as set out in the Prospectus;

(i)	the terms and conditions of the Offering comply in all material respects with Canadian Securities Laws;

(j)

no consents, approvals, authorizations or orders under Canadian Securities Laws or any other jurisdiction or of any court or governmental agency or body or any stock exchange (except those that will have been obtained by the Closing Time in respect of the Offered Units) is required for the consummation of the transactions contemplated hereby or in the Final Prospectus;

(k)

the authorized capital of the Corporation consists of an unlimited number of Class A Restricted Voting Shares and Class B Shares of which there are 6,701,344 Class B Shares, being the Founders’ Shares, issued and outstanding as fully paid and non-assessable shares of the Corporation on the date hereof, and at the Closing there will be 7,547,344 Class B Shares issued and outstanding as fully paid and non-assessable shares of the Corporation (being the Founders’ Shares, including 864,844 of which are subject to forfeiture by the Founders without compensation depending on the extent to which the Over-Allotment Option is exercised, and the 846,000 Class B Shares to be acquired by the Founders);

(l)

the Treasury Units to be issued at Closing, the Class A Restricted Voting Shares and Warrants underlying the Treasury Units, the Class B Units to be issued to the Sponsor and/or its affiliates and the Class B Shares and Warrants underlying the Class B Units have been authorized for issuance and, when issued, the Treasury Units, the Class A Restricted Voting Shares and Warrants underlying the Treasury Units, the Class B Units and the Class B Shares and Warrants underlying the Class B Units will be validly issued (in the case of the Class A Restricted Voting Shares and the Class B Shares as fully paid and non-assessable);

(m)

the Option Units and the Class A Restricted Voting Shares and Warrants underlying the Option Units have been authorized for issuance and, when issued, the Option Units and the Class A Restricted Voting Shares and Warrants underlying the Option Units will be validly issued (in the case of Shares, as fully paid and non-assessable);

(n)

neither the Corporation nor the Sponsor is in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both): (i) any of the Material Contracts to which it is a party; (ii) any indenture, mortgage, deed of trust, loan agreement or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject where such breach, violation or default could have a Material Adverse Effect; (iii) its constating documents; or (iv) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties where such breach, violation or default could have a Material Adverse Effect;

(o)

the execution and delivery of this Agreement by each of the Corporation and the Sponsor, the issue, sale and delivery of the Offered Units and the Class A Restricted Voting Shares and Warrants underlying the Offered Units by the Corporation pursuant to this Agreement, the issue, sale and delivery of the Class B Units and the Class B Shares and Warrants underlying the Class B Units by the Corporation as set out in the Final Prospectus and the performance or the consummation of the transactions contemplated by this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under (whether after notice or lapse of time or both), any of the Material Contracts to which it is a party or any indenture, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or the Sponsor is a party or by which either of them is bound or to which any of their property or assets is subject, nor will such action conflict with or result in any violation of the provisions of the constating documents or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over them or any of their properties;

(p)

there are no legal or governmental actions, proceedings or investigations in existence to which the Corporation or the Sponsor is a party or to which the property of the Corporation or the Sponsor is subject or, to the best of the Corporation’s knowledge, contemplated or threatened against the Corporation or the Sponsor, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which (i) could have a Material Adverse Effect, or (ii) questions the validity of the issuance, sale or delivery of the Offered Units or the validity of any action taken or to be taken by the Corporation or the Sponsor pursuant to or in connection with this Agreement;

(q)

all necessary organizational or corporate action has been taken by the Corporation and the Sponsor to authorize the execution, delivery and performance by the Corporation and the Sponsor of this Agreement and the Material Contracts to which it is a party, and in the case of the Corporation only, the issuance, sale and delivery of the Offered Units and the Class A Restricted Voting Shares and Warrants underlying the Offered Units and the Class B Units and the Class B Shares and Warrants underlying the Class B Units;

(r)	this Agreement has been duly executed and delivered by each of the Corporation and the Sponsor;

(s)

the Material Contracts are and/or will be at the Closing Time in full force and effect, unamended as of the date hereof, and each Material Contract to which it is a party constitutes a valid and binding obligation of the Corporation and the Sponsor enforceable against them in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(t)

neither the Corporation nor the Sponsor has received notice from any governmental or regulatory authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on the ability of the Corporation or the Sponsor to, or of a requirement for the Corporation or the Sponsor to qualify to, nor is the Corporation or the Sponsor otherwise aware of any restriction on the ability of the Corporation or the Sponsor to, or of a requirement for them to qualify to, conduct their business or activities, as the case may be, as described in the Final Prospectus in such jurisdiction, except such qualifications as have been or will on or before the Closing Date be satisfied;

(u)

Equity Financial Trust Company at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent for the Offered Units and the Class A Restricted Voting Shares underlying the Offered Units;

(v)	Equity Financial Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the Warrant Agent under the Warrant Agency Agreement;

(w)

there are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of the Corporation or, to the best of the Corporation’s knowledge, proposed or threatened against the Corporation which, if determined adversely to the Corporation could result in the revocation, cancellation or suspension of any of the Corporation’s licences or qualifications to carry on its activities or could have a Material Adverse Effect or which may restrict or prohibit the ability of the Corporation to perform its obligations hereunder, under any of the Material Contracts or as contemplated by the Prospectus;

(x)	other than as disclosed in the Prospectus, the Corporation has not incurred any material liabilities (absolute, accrued, contingent orotherwise);

(y)

the Corporation is current and up-to-date with all material filings required or desirable to be made by it under the laws of Canada and the provinces and territories thereof, including all Canadian Securities Laws;

(z)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the securities of the Corporation has been issued or made by any Canadian Securities Regulator or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to their knowledge (without having made any inquiries of any Canadian Securities Regulator or other regulatory authority), contemplated or threatened by any such authority or under any Canadian Securities Laws;

(aa)

the financial statements of the Corporation and the notes thereto contained in the Final Prospectus fairly represent the financial position and results of operations of the Corporation as of the date indicated thereon and such financial statements have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis;

(bb)

except for the Underwriters and except as disclosed in the Prospectus, there is no person, firm, or corporation acting or purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder;

(cc)

with the exception of the Material Contracts, to the best of the Corporation’s knowledge, there are or will be no other material contracts of or pertaining to the Corporation as of the date hereof and as on the Closing Date;

(dd)

the Offered Units and the Class A Restricted Voting Shares and Warrants underlying the Offered Units have been conditionally approved for listing on the TSX pursuant to the Prospectus (and for greater certainty, the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will initially trade as a unit with the Class A Restricted Voting Shares and the Warrants underlying the Offered Units intended to begin separate trading approximately 40 days following the Closing Date); and

(ee)

the Corporation has not identified any acquisition target and has not, nor, to its knowledge, has anyone on its behalf, initiated contact with any prospective acquisition target or had any substantive discussions, formal or otherwise.

9.	Covenants of the Corporation and the Sponsor

9.1     The Corporation and the Sponsor hereby covenant and agree as follows with each of the Underwriters and acknowledge that each of the Underwriters is relying upon such covenants in connection with its execution and delivery of this Agreement and the sale by the Underwriters of the Offered Units as provided herein:

(a)

for a period commencing on the date hereof and ending at least five (5) years from the date of the consummation of the qualifying acquisition or until such earlier time at which the Liquidation occurs, the Corporation will use its reasonable best efforts to maintain the listing of the Corporation’s shares on the TSX (or another similar stock exchange), except as a result of changes to the Corporation’s corporate structure or after giving effect to a going private transaction after the completion of a qualifying acquisition;

(b)

other than payments made pursuant to the terms of the Administrative Services Agreement and except as set forth in the Prospectus, the Corporation shall not pay the Sponsor or any of the Corporation’s officers, directors or special advisors or any of their respective affiliates any fees or compensation of any kind for services rendered to the Corporation prior to, or in connection with, the consummation of a qualifying acquisition; provided, however, that such officers, directors, special advisors and affiliates may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on the Corporation’s behalf to the extent that such expenses do not exceed the amount of available proceeds not deposited in the Escrow Account. Notwithstanding the foregoing, subject to the approval by a majority of the directors of the Corporation (excluding conflicted directors) and consent of the TSX, directors of the Corporation who are not employees of the Corporation or the Sponsor may receive payment of a customary finder’s fee for services rendered in order to effectuate a qualifying acquisition, which would be conditional upon and payable only upon completion of the qualifying acquisition, the material terms of which must be disclosed in the proxy circular distributed to holders of Class A Restricted Voting Shares and Class B Shares for the meeting at which the qualifying acquisition would be considered and voted upon;

(c)

the amounts payable by the Corporation under the Administrative Services Agreement shall be no more than $10,000 per month in the aggregate (exclusive of applicable taxes) for office space, utilities, secretarial support and administrative services until the earlier of the date of the consummation of the qualifying acquisition or the Liquidation;

(d)	the Corporation will apply the net proceeds from the Offering as outlined under the “Use of Proceeds” in the Prospectus (recognizing that, as described therein, the actual amounts may vary);

(e)

the Corporation shall cause the proceeds of the Offering to be held in the Escrow Account to be invested only in short-term Canadian government securities with a maturity of 180 days or less and, for greater certainty, the proceeds will not be invested in government agency securities;

(f)

during the period prior to the earlier of the Corporation’s qualifying acquisition or Liquidation, the Corporation may only instruct the Escrow Agent to release funds from the Escrow Account in accordance with the Escrow Agreement; provided, however, that in the event of the Liquidation, up to $50,000 of interest and other amounts earned from the proceeds in the Escrow Amount may be released to the Corporation to pay actual and expected Winding-Up expenses and certain other related costs (as described in the Final Prospectus);

(g)

the Corporation will reserve and keep available for issuance that maximum number of its authorized but unissued Class B Shares that are issuable upon exercise of any of the Warrants outstanding from time to time and the automatic conversion of the Class A Restricted Voting Shares upon the closing of a qualifying acquisition;

(h)

prior to the earlier of the consummation of the qualifying acquisition or the Liquidation, the Corporation shall cause its board or audit committee to review and approve all material payments made to the Sponsor, any of the Corporation’s directors or officers or any of the Corporation’s or their respective affiliates;

(i)

the Corporation will seek, where practicable, to have all material vendors, service providers (other than its Auditor), prospective target businesses or other entities with which it does business, enter into agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Escrow Account;

(j)

if the Corporation seeks approval of the holders of the Class A Restricted Voting Shares and Class B Shares of the qualifying acquisition, the Corporation will offer to each holder of Class A Restricted Voting Shares the right to deposit for redemption, prior to the second business day before such meeting of holders, all or a portion of its Class A Restricted Voting Shares at a redemption price, payable in cash (the “Redemption Price”), equal to the per-share amount then on deposit in the Escrow Account at the time of such meeting, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the Deferred Amount per Class A Restricted Voting Share held in the Escrow Account. If the Corporation seeks approval of holders of the Class A Restricted Voting Shares and Class B Shares of the qualifying acquisition, the Corporation may proceed with such qualifying acquisition only if it is approved by (i) a majority of the votes cast by holders of Class A Restricted Voting Shares and of Class B Shares (voting together as if they were a single class of shares), and (ii) a majority of the directors unrelated to the qualifying acquisition. If, after seeking and receiving such approval, the Corporation elects to so proceed, it will pay the Redemption Price to all redeeming holders of Class A Restricted Voting Shares deposited for redemption. Only holders of Class A Restricted Voting Shares who properly exercise their redemption rights pursuant to the Final Prospectus shall be entitled to receive distributions from the Escrow Account in connection with a qualifying acquisition, and the Corporation shall pay no distributions with respect to any other holders of Shares of the Corporation in connection therewith.

(k)

In the event that the Corporation does not effect a qualifying acquisition within the Permitted Timeline, the Corporation will (i) cease all operations except in connection with the Liquidation, and (ii) as promptly as reasonably possible but not more than ten (10) days after the last day of the Permitted Timeline, redeem 100% of the outstanding Class A Restricted Voting Shares, at a per-share price, payable in cash, equal to the pro-rata portion of the Escrow Account (including any interest and other amounts earned, but net of applicable taxes payable on such interest and other amounts earned in Escrow Account and any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and net of up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected Winding-up expenses and certain other related costs), which redemption will completely extinguish such rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. Only holders of Class A Restricted Voting Shares shall be entitled to receive such redemption amounts referred to in (ii) above, and the Corporation shall pay no such redemption amounts with respect to any other Shares of the Corporation;

(l)

if the Corporation seeks approval of the holders of the Class A Restricted Voting Shares to extend the Permitted Timeline, the Corporation will offer to each holder of Class A Restricted Voting Shares the right to deposit for redemption all or a portion of its Class A Restricted Voting Shares at a redemption price, payable in cash (the “Extension Redemption Price”), equal to the per-share amount then on deposit in the Escrow Account at the time of the meeting, including interest and other amounts earned thereon (net of applicable taxes payable on such interest and other amounts earned in the Escrow Account and any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and net of actual and expected expenses directly related to the redemption) (and also including the Deferred Amount per Class A Restricted Voting Share held in the Escrow Account). If, after seeking and receiving such approval, the Corporation elects to so proceed, it will pay the Extension Redemption Price to all redeeming holders of Class A Restricted Voting Shares deposited for redemption. Only holders of Class A Restricted Voting Shares who properly exercise their redemption rights pursuant to the Final Prospectus shall be entitled to receive distributions from the Escrow Account in connection with an extension to the Permitted Timeline, and the Corporation shall pay no distributions from the Escrow Agent to any other holders of Shares of the Corporation in connection therewith;

(m)

promptly upon such materials being filed, the Corporation shall provide the Underwriters with all documents required to be filed by the Corporation in connection with a qualifying acquisition pursuant to Canadian Securities Laws; and

(n)

the Corporation will not propose any amendment to the Corporation’s articles of incorporation prior to the closing of a qualifying acquisition that would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares, unless the Escrow Agreement has been amended to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemptions on the extension of the Permitted Timeline.

9.2     Upon the consummation of the qualifying acquisition, the Corporation agrees to pay to TD Securities Inc., on behalf of the Underwriters, the aggregate Deferred Amount. Payment of the aggregate Deferred Amount will (subject to availability, failing which any shortfall shall be made up from other sources) be made out of the proceeds of the Offering held in the Escrow Account or otherwise by the Corporation. The Underwriters shall have no claim to payment of any interest earned on the portion of the proceeds held in the Escrow Account representing the Deferred Amount. If the Corporation fails to consummate its qualifying acquisition within the Permitted Timeline (including any extension thereof), the Deferred Amount will not be paid and will, instead, be included in the Liquidation distribution of the proceeds held in the Escrow Account made to the holders of Class A Restricted Voting Shares. For greater certainty, the Deferred Amount will only be paid to the Underwriters out of the Escrow Account to the extent there are funds available after payment of all taxes, redemption amounts and permitted expenses, and any shortfall will be paid directly by the Corporation. In connection with any such Liquidation, the Underwriters will not be paid the Deferred Amount.

9.3     The Sponsor hereby covenants and agrees with the Corporation that it intends to direct any investment, which it sources, that would in its view be suitable for the Corporation first to the Corporation for its consideration if such investment meets the following criteria: (i) it has an estimated enterprise value exceeding $100 million, and (ii) the Sponsor has the opportunity to be the lead equity sponsor.

10.	Closing

10.1    Subject as hereinafter provided, the Closing shall be completed at the Closing Time on the Closing Date at the offices of Stikeman Elliott LLP, in the City of Toronto.

10.2    At the Closing Time, and provided that all conditions precedent to the completion of the Offering as stipulated in this Agreement have been satisfied:

(a)

the Corporation shall duly issue, register and deliver the Treasury Units which the Underwriters have purchased to the Lead Underwriters, on behalf of the Underwriters, in the form either of (i) an electronic deposit pursuant to the non- certificated issue system maintained by CDS representing the Treasury Units to such CDS instant deposit numbers as the Lead Underwriters may advise, or (ii) a physical certificate representing the Treasury Units, in each case registered in the name of CDS & Co. or in such other name or names as the Lead Underwriters may direct the Corporation; and

(b)

the Underwriters shall deliver to the Escrow Agent, on behalf of the Corporation the aggregate purchase price for the Treasury Units, net of the amount of $0.250 per Treasury Unit and net of any amounts payable in respect of the Underwriters’ expenses reasonably incurred as provided for in Section 14.1 by way of an electronic funds transfer.

11.	Over-Allotment Option

11.1    The Corporation has granted to the Underwriters the Over-Allotment Option to purchase, severally and not jointly and severally, in accordance with the percentages set forth in Section 2.2, the Option Units on the same terms as the Class A Restricted Voting Units as described herein. The Over-Allotment Option is exercisable in whole or in part, at any time, and from time to time, on or before 5:00 p.m. (local time) on the date that is 30 days following the Closing Date. The Lead Underwriters, on behalf of the Underwriters, may exercise the Over-Allotment Option from time to time, in whole or in part, during the currency thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) not later than two Business Days prior to exercise, specifying the number of Option Units which the Underwriters wish to purchase and the Over-Allotment Closing Date (which date may be the same as the Closing Date but not earlier than the Closing Date). If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the Over-Allotment Closing Date, pay to the Corporation the aggregate purchase price for the Option Units so purchased net of the amount of $0.250 per Option Unit by way of an electronic funds transfer, and the Corporation shall duly issue, register and deliver the Option Units which the Underwriters have purchased to the Lead Underwriters, on behalf of the Underwriters, in the form either of (i) an electronic deposit pursuant to the non-certificated issue system maintained by CDS representing the Option Units to such CDS instant deposit numbers as the Lead Underwriters may advise, or (ii) a physical certificate representing the Treasury Units, in each case registered in the name of CDS & Co. or in such other name or names as the Lead Underwriters may direct the Corporation. The applicable terms, conditions and provisions of this Agreement shall apply mutatis mutandis to the issuance of any Option Units pursuant to any exercise of the Over-Allotment Option, including the delivery to the Underwriters of the documents referred to in Sections 12.1(d), 12.1(f) and 12.1(g) dated the Over-Allotment Option Closing Date and such other customary closing certificates and documents as the Lead Underwriters may reasonably request with respect to the good standing of the Corporation and other matters related to the sale and issuance of the Option Units, except as otherwise agreed by the Corporation and the Underwriters.

11.2    In the event the Corporation shall subdivide, consolidate or otherwise change its Units or Shares prior to the Over-Allotment Closing Time, the number of Option Units into which the Over-Allotment Option is exercisable shall be similarly subdivided, consolidated or changed such that the Underwriters would be entitled to receive the equivalent of the number and type of securities that they would have otherwise been entitled to receive had they exercised the Over- Allotment Option prior to such subdivision, consolidation or change. The subscription price shall be adjusted accordingly and notice shall be given to the Lead Underwriters, on behalf of the Underwriters, of such adjustment. In the event that the Lead Underwriters, on behalf of the Underwriters, shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the Corporation’s Auditor at the Corporation’s expense.

12.	Conditions

12.1    The Underwriters’ obligations hereunder shall be subject to the accuracy of the representations and warranties of the Corporation and the Sponsor contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation and the Sponsor of their respective obligations under this Agreement and the following conditions:

(a)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters from Stikeman Elliott LLP, as to the laws of Canada and the Qualifying Jurisdictions which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, Québec, Alberta and British Columbia and as to matters of fact, on certificates of the Auditor of the Corporation, public officials and officers of the Corporation and correspondence between or from public officials and stock exchange officials with respect to the following matters, including, without limitation:

(i)

as to the incorporation of the Corporation under the laws of the Province of Ontario, the power and capacity of the Corporation to carry on its businesses or activities as described in the Final Prospectus, to enter into and to carry out its obligations under this Agreement and each of the Material Contracts to which it is a party and the requisite power and authority to issue the Offered Units, the Class A Restricted Voting Shares and the Warrants as contemplated by this Agreement;

	(ii)	that the Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares and Class B Shares;

	(iii)	the number of issued and outstanding securities of the Corporation immediately prior to the Closing Time;

(iv)

that all necessary action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus, Final Prospectus and, if applicable, any Supplementary Material and the filing of such documents under the Canadian Securities Laws in each of the Qualifying Jurisdictions and to authorize the use and delivery of the U.S. Placement Memorandum including any amendments or supplements thereto;

	(v)	that all necessary action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(vi)

that all necessary action has been taken by Corporation to authorize the creation and issuance of the Offered Units, the Class A Restricted Voting Shares and Warrants underlying the Offered Units, the Class B Units and the Class B Shares and Warrants underlying the Class B Units;

(vii)

that the attributes of the Offered Units, the Class A Restricted Voting Shares and Warrants underlying the Offered Units, the Class B Units and the Class B Shares and Warrants underlying the Class B Units are consistent in all material respects with the descriptions in the Final Prospectus and, if applicable, any Supplementary Material;

(viii)

that the form and terms of the certificates representing the Class A Restricted Voting Shares, Class B Shares and Warrants have been duly approved by the Corporation and comply with the provisions of the constating documents of the Corporation and, in the case of the Shares, the requirements of the Business Corporations Act (Ontario);

(ix)

that upon the receipt by the Corporation of the subscription price for the Treasury Units, the Treasury Units will be duly and validly created, issued and outstanding (in the case of the Class A Restricted Voting Shares, as fully paid and non-assessable);

(x)

that the Over-Allotment Option has been validly created, and upon the receipt by the Corporation of the subscription price for the Option Units, the Option Units will be duly and validly created, issued and outstanding (in the case of the Class A Restricted Voting Shares, as fully paid and non- assessable);

(xi)

that the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Corporation and the Sponsor and the issue and sale of the Treasury Units and the issue and sale of the Option Units by the Corporation, do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the constating documents or resolutions of the Corporation or the Sponsor or any applicable laws of the Province of Ontario or the laws of Canada applicable therein;

(xii)

that this Agreement and the other Material Contracts to which they are a party have been duly authorized and executed by the Corporation and the Sponsor, as applicable, and constitute a legal, valid and binding obligation of the Corporation and the Sponsor enforceable against each of them in accordance with their terms, except as enforcement of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xiii)	that Equity Financial Trust Company, at its principal offices in the city of Toronto, has been duly appointed as the registrar and transfer agent for the Class A Restricted Voting Shares;

(xiv)	that Equity Financial Trust Company, at its principal offices in the city of Toronto, has been duly appointed as warrant agent for the Warrants;

(xv)	that the Offered Units and the Class A Restricted Voting Shares and Warrants underlying the Offered Units have been conditionally approved for listing by the TSX;

(xvi)

a first trade by a holder of Class B Shares received upon the exercise of the Warrants will not be subject to the prospectus requirements of Canadian Securities Laws and no filing, proceeding, approval, consent or authorization under Canadian Securities Laws will be required to permit the trading of such Class B Shares in the Qualifying Jurisdictions, provided that the trade is not a “control distribution” as such term is defined in National Instrument 45-102 – Resale of Securities and the Corporation is a reporting issuer in one or more of the Qualifying Jurisdiction at the time of the trade;

(xvii)

the statements under the heading “Eligibility for Investment” in the Final Prospectus are accurate as of the date hereof, subject to the qualifications, assumptions, limitations and understandings set out therein;

(xviii)

that the summary under the heading “Certain Canadian Federal Income Tax Considerations” in the Final Prospectus is a summary of the principal Canadian federal income tax considerations generally applicable to a holder described in the summary who acquires Offered Units as beneficial holder pursuant to the Prospectus, subject to the qualifications, assumptions, limitations and understandings set out in such summary;

(xix)

that all necessary documents have been filed and all requisite proceedings have been taken and all necessary approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Corporation to qualify the Offered Units for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered in the appropriate category under the applicable laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation; and

(xx)

compliance with the laws of Québec relating to the use of the French language in connection with the Offering and documents (including the Preliminary Prospectus, Final Prospectus and any Supplementary Material) to be delivered to purchasers in the province of Québec.

(b)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from counsel to the Underwriters, Osler, Hoskin & Harcourt LLP, with respect to such matters as the Underwriters may reasonably request.

(c)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from U.S. counsel to the Corporation and the Underwriters, in form and substance reasonably satisfactory to the Underwriters, to the effect that (A) the offer and sale of the Treasury Units pursuant to this Agreement and in compliance with Schedule “A” hereto (including, if necessary, the Underwriters’ proposed offer and sale of the Option Units, if any, on the terms and in the manner set forth in the Prospectus and the Final U.S. Placement Memorandum and this Agreement) do not require registration under the U.S. Securities Act; and (B) the Corporation is not and, after giving effect to the consummation of the transaction specified in the Prospectus and the Final U.S. Placement Memorandum to occur on or prior to the Closing Date, will not become an “investment company” within the meaning of the Investment Company Act of 1940 and rules thereunder.

(d)

The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters addressed to the Underwriters from the Auditor of the Corporation, Ernst & Young LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 4.1(c) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(e)

The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the Corporation with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to the Offering, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Underwriters may reasonably request.

(f)

The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters from the Corporation and signed by the Chief Executive Officer or by the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, certifying, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)

since the respective dates as of which information is given in the Final Prospectus as amended by any Supplementary Material (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(ii)

that the Prospectus does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Offered Units and that the Final U.S. Placement Memorandum, as of its date and as of the Closing Date, did not and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Exchange Act;

(iii)	there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Final Prospectus or any Supplementary Material as the case may be;

(iv)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Units or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(v)	the Corporation has complied with and satisfied the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time; and

(vi)

the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(g)

The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters from the Sponsor and signed by the Chief Executive Officer and by the Chief Financial Officer of the Sponsor or other officers of the Sponsor reasonably acceptable to the Underwriters, certifying on behalf of the Sponsor after having made due enquiry and after having carefully examined the Final Prospectus and any Prospectus Amendments, that:

(i)

the representations and warranties of the Sponsor contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement; and

(ii)	the Sponsor has complied with and satisfied the covenants, terms and conditions of this Agreement to be complied with and satisfied up to the Closing Time.

(h)	The Underwriters shall have received evidence satisfactory to the Underwriters that each of the Material Contracts has been entered into and is in full force and effect.

(i)

The Underwriters shall have received evidence satisfactory to the Underwriters that each of the Founders (including the Sponsor) has executed and delivered the Forfeiture and Transfer Restrictions Agreement and Undertaking.

(j)	The Founders (including the Sponsor) will have acquired as of the Closing Date, 846,000 Class B Units for a subscription price of $8,460,000.

(k)

The Corporation shall have received the conditional approval of the TSX to the listing of the Offered Units for trading on the TSX at the Closing Time and the Class A Restricted Voting Shares and Warrants underlying the Offered Units to be separated and traded separately approximately 40 days following the Closing Date.

(l)

The Underwriters shall have received evidence satisfactory to the Underwriters that each Founder has waived any right of action or right of rescission that it may have against the Underwriters in connection with the acquisition by such Founder of any Class B Shares or Class B Units (including the Class B Shares and Warrants underlying such Class B Units) which may arise from Section 130(1) of the Securities Act (Ontario) and the corresponding provisions of the Canadian Securities Laws of the other Qualifying Jurisdictions.

(m)

The Underwriters shall have received evidence satisfactory to the Underwriters that each of the Sponsor and the executive officers and directors of the Corporation has agreed, pursuant to a written letter agreement, that it will not (in the case of executive officers and directors, while they are executive officers or directors) participate in the formation of, or become an officer or director of, any other Canadian special purpose acquisition corporation or listed special purpose acquisition corporation, as applicable, until the Corporation has entered into a definitive agreement regarding its initial qualifying acquisition or it has failed to complete its initial qualifying acquisition within the Permitted Timeline or the effective date of the Winding-Up or dissolution of the Corporation.

13.	Termination

13.1    Any Underwriter shall have the right to terminate its obligations hereunder by written notice to the Corporation if, after the date hereof and prior to the Closing Time:

(a)

there should occur or there should be announced or discovered any material change or any change in a material fact or a new material fact in relation to the Corporation which, in the opinion of the Underwriter, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Offered Units;

(b)

(1) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or (2) there shall have occurred any outbreak or escalation of hostilities, declaration by Canada or the United States of a national emergency or war, or other calamity or crisis, which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of Corporation;

(c)

any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental authority in relation to the Corporation or the Sponsor which, in the opinion of the Underwriter, acting reasonably, operates to prevent or restrict the distribution or trading of the Offered Units;

(d)

any order to cease or suspend trading in the Corporation's securities or to prohibit or restrict the distribution of the Offered Units is made, or proceedings are announced, commenced or threatened for the making of any such order, by any of the Canadian Securities Regulators or the TSX and has not been rescinded, revoked or withdrawn;

(e)

there is announced any change or proposed change in law, regulation or policy or the interpretation or administration thereof, if, in the opinion of the Underwriter, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects, or may materially adversely affect, the trading or distribution of the Offered Units or the trading of any other securities of the Corporation; or

(f)	the state of the financial markets in Canada or the United States is such that, in the reasonable opinion of the Underwriters, the Offered Units cannot be marketed profitably.

13.2    The Corporation and the Sponsor agrees that all terms and conditions in this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to comply with such conditions, and that any breach or failure by the Corporation or the Sponsor to comply with any such conditions shall entitle any of the Underwriters to terminate its obligations to purchase the Offered Units by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

13.3    The rights of termination contained in this Section 13 may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or the Sponsor in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of any of the Underwriters or the Corporation to each other, except in respect of any liability which may have arisen prior to or arise after such termination under Sections 14.1 or 15. Each of the Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance provided, however, that any waiver or extension must be in writing and signed by the Underwriter in order to be binding upon it. A notice of termination given by an Underwriter under Section 13.1 or 13.2 shall not be binding upon any other Underwriter who has not also executed such notice.

14.	Expenses of Offering and Underwriters’ Expenses

14.1    Whether or not the transactions contemplated by this Agreement are completed, the Corporation and the Sponsor agree, jointly and severally, to pay the reasonable and documented out-of-pocket fees and expenses of the Underwriters incurred in connection with the Offering (whether incurred before or after the date hereof), including, but not limited to, reasonable fees (subject to the maximum amount set out in the Engagement Letter, unless otherwise agreed), taxes and disbursements of Underwriters’ legal counsel and any advertising, printing, courier, telecommunications, data search, travel, entertainment and other expenses incurred by the Underwriters (subject to the maximum amount set out in the Engagement Letter, unless otherwise agreed), together with all applicable taxes. Whether or not the transactions contemplated by this Agreement are completed, the Corporation and the Sponsor further agree to pay all other costs and expenses of or incidental to the creation, offering, issue, sale and delivery of the Offered Units comprising the Offering, including, but not limited to, the cost of printing the Prospectus, any Supplementary Material and the U.S. Placement Memorandum, the cost of preparing and presenting sales material, the cost of qualifying the Offered Units for sale to the public in the respective Qualifying Jurisdictions, the fees and expenses payable in respect of the listing of the Offered Units on the TSX and the fees and expenses of the Auditor, counsel to the Corporation and all local counsel of the Corporation, including all legal and accounting fees and expenses relating to preparing the Prospectus for the Offering.

15.	Indemnification and Contribution

15.1    The Corporation and the Sponsor jointly and severally agree to indemnify and hold harmless each of the Underwriters, their affiliates and each of their respective directors, officers, employees, partners, members, control persons, agents and legal counsel (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all liabilities, claims, actions, losses (excluding loss of profits), costs, damages, disbursements, obligations, assessments, penalties, interest, judgments, dues, fines, fees, goods and services tax, harmonized sales tax, value added tax, sales tax, settlements, awards and expenses, including interest, penalty, investigation, the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim, that may be imposed upon, or incurred, sustained or suffered by, or made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(a)

any information or statement (except any information or statement relating solely to, and provided in writing by or on behalf of, the Underwriters) contained in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any certificate or other document of the Corporation filed in accordance with Canadian Securities Laws or delivered to the Underwriters pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation within the meaning of Canadian Securities Laws, or an untrue statement of a material fact within the meaning of the U.S. Exchange Act;

(b)

any omission or alleged omission to state in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any certificate or other document of the Corporation filed in accordance with Canadian Securities Laws or delivered to the Underwriters pursuant to this Agreement, any fact (except facts relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)

any order made or enquiry, investigation or proceeding commenced or threatened by any court, securities regulatory authority, stock exchange or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission to state a material fact necessary to make any statement not misleading in the light of the circumstances under which it was made (within the meaning of the U.S. Exchange Act) or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, alleged omission or alleged misrepresentation relating solely to the Underwriters and, in the case of a statement or misrepresentation, provided in writing by or on behalf of the Underwriters) contained in or omitted from the Prospectus, U.S. Placement Memorandum, any Supplementary Material or in any other document of the Corporation filed with the Canadian securities regulatory authorities or delivered pursuant to this Agreement or based upon any failure to comply with the Canadian Securities Laws or the U.S. Securities Act (other than any failure or alleged failure to comply by the Underwriters), or change of law or interpretation or administration thereof, preventing or restricting the trading in or the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions;

(d)

the breach by the Corporation of any of its covenants, representations or warranties set forth herein or in any document delivered hereunder or filed in accordance with Canadian Securities Laws or the U.S. Securities Act or the failure of the Corporation to comply with any of their obligations hereunder or thereunder;

(e)

the non-compliance or alleged non-compliance by the Corporation with any of Canadian Securities Laws, U.S. Securities Act or other applicable securities legislation of any jurisdiction in connection with the transactions contemplated by this Agreement; or

(f)	tax assessments to the Underwriters for the provision of services by the Underwriters pursuant to this Agreement whether performed before or after the execution of this Agreement.

15.2    The Sponsor agrees to indemnify and save harmless the Indemnified Parties, from and against all Claims that may be made or threatened against any Indemnified Party or in enforcing any Claims to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(a)

the information regarding the Sponsor contained in the Prospectus, U.S. Placement Memorandum or any Supplementary Material which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)

any omission or alleged omission to state in the Prospectus, U.S. Placement Memorandum, any Supplementary Material or any certificate of the Sponsor delivered pursuant to this Agreement any fact relating solely to any information or statement provided by or relating to the Sponsor required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(c)	the breach by the Sponsor of any of its covenants, representations or warranties set forth herein or the failure of the Sponsor to comply with any of its obligations hereunder.

15.3    If any matter or thing contemplated by Section 15.1 or 15.2 is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided under Section 15.1 or 15.2, the Indemnified Party will notify the Corporation and the Sponsor, as applicable, as soon as possible of the nature of such Claim, but the omission to so notify as soon as possible the Corporation and the Sponsor, as applicable, will not relieve the Corporation and the Sponsor, as applicable, from any liability which it may have to any Indemnified Party under this Section, except to the extent that such omission or delay materially prejudices their ability to contest such Claim, and the Corporation and the Sponsor, as applicable, shall be entitled (but not required) to participate in or assume the defence of any suit or the conduct of any proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and provided that no admission of liability in respect of any such Claim may be made by or on behalf of an Indemnified Party or the Corporation and the Sponsor, as applicable, without the prior written consent of all parties hereto.

15.4    With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation and the Sponsor to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this Section and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

15.5    In any such Claim referred to in Section 15.1 or 15.2, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and participate in the defence of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation or the Sponsor, as applicable, does not assume the defence of the Claim within a reasonable period of time of being notified of such Claim; (ii) the Corporation or the Sponsor, as applicable, and the Indemnified Party shall have mutually agreed to the retention of the other counsel and the manner in which the costs of such counsel are to be shared; or (iii) the named parties to any such Claim (including any added, third or impleaded party) include both the Indemnified Party on the one hand and the Corporation or the Sponsor, as applicable, on the other hand, and in the written advice of counsel to the Indemnified Party, acting reasonably, the representation of both parties by the same counsel would be inappropriate due to the actual or potential conflicting interests between them or additional defences are available to an Indemnified Party, in each of which cases the Corporation or the Sponsor, as applicable, shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. In no event shall the Corporation and/or the Sponsor, as applicable, be required to pay the reasonable fees and expenses of more than one counsel in any one jurisdiction (plus local counsel in each applicable jurisdiction) for all of the Indemnified Parties in respect of any particular Claim or related set of Claims.

15.6    The rights of indemnity contained in this Section 15 in respect of a claim based on a misrepresentation, untrue statement or omission or alleged misrepresentation, alleged untrue statement, or alleged omission in the Prospectus shall not apply if the Corporation and the Sponsor, as applicable, has complied with Section 4.1 and the person asserting such claim was not provided with a copy of the Final Prospectus or Supplementary Material (which is required under the applicable Canadian Securities Laws to be delivered to such person by the Underwriters) which corrects such misrepresentation, untrue statement or omission or alleged misrepresentation, alleged untrue statement, or alleged omission. Furthermore, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that a Claim resulted from the fraud, fraudulent misrepresentation, wilful misconduct or gross negligence of the Indemnified Party claiming indemnity hereunder, such Indemnified Party shall promptly reimburse to the Corporation and the Sponsor any funds advanced to such Indemnified Party in respect of such Claim and thereafter the indemnity provided for in this Section 15 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Corporation, the Sponsor and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing that the Prospectus contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation”, “wilful misconduct” or “gross negligence” for the purposes of this Section 15 or otherwise disentitle the Underwriters from indemnification hereunder.

15.7    In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in this Section 15 would otherwise be available in accordance with its terms but is, under applicable law, unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and/or the Sponsor, as applicable (the “Indemnifier”) in lieu of indemnifying the Indemnified Party shall contribute to all Claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifier on the one hand and any Indemnified Party on the other hand from the Distribution of the Offered Units but also the relative fault of the Indemnifier and any Indemnified Party as well as any relevant equitable considerations. The Indemnifier shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim for which indemnification would otherwise be available, any amounts in excess of the Underwriting Fee or any portion of such fee actually received by the Indemnified Party. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriting Fee or any portion of such fee actually received by such Underwriter. However, no party who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence with respect to a Claim shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence with respect to such Claim. For greater certainty, the Corporation, the Sponsor and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing that the Prospectus contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation”, “gross negligence” or “wilful misconduct” for the purposes of this Section 15 or otherwise disentitle the Underwriters from indemnification hereunder.

15.8    The rights to contribution provided in this Section 15 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

15.9    The relative benefits received by the Indemnifier on the one hand and the Indemnified Party on the other shall be deemed to be in the same ratio as the total proceeds from the Offering, if any, (net of the Underwriting Fee actually paid to the Underwriters but before deducting expenses) received by the Indemnifier to the fee received by the Indemnified Party. The relative fault of the Indemnifier on the one hand and of the Indemnified Party on the other shall be determined by reference to, among other things, whether the matters or things referred to in this Section 15 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifier or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnified Party and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 15. The amount paid or payable by an Indemnified Party as a result of the Claims referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claims, whether or not resulting in an action, suit, proceeding or claim. The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

16.	Stabilization

16.1    In connection with the distribution of the Class A Restricted Voting Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Class A Restricted Voting Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

17.	Restrictions on Offerings

17.1    The Corporation and the Sponsor agree not to, without the prior written consent of the Lead Underwriters (which consent shall not be unreasonably withheld or delayed): (i) issue, offer, sell (including without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, any securities of the Corporation or any subsidiary of or successor to the Corporation, or (ii) publicly announce an intention to do any of the foregoing, for a period of 30 days following the closing of the qualifying acquisition, in each case other than as disclosed in the Prospectus and/or in connection with a qualifying acquisition.

18.	Notices

18.1    Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Alignvest Acquisition Corporation
100 King Street West
70th Floor, Suite 7050
Toronto, ON M5X 1C7

Attention:	Reza Satchu and Timothy Hodgson
Fax:	1-866-360-6009

With a copy to:

Stikeman Elliott LLP
199 Bay Street, Suite 5300
Commerce Court West
Toronto, ON M5L 1B9

Attention:	Simon Romano and Kristina Vranjkovic
Fax:	416-947-0866

If to the Sponsor:

Alignvest Management Corporation
100 King Street West
70th Floor, Suite 7050
Toronto, ON M5X 1C7

Attention:	Reza Satchu and Timothy Hodgson
Fax:	1-866-360-6009

If to an Underwriter(s), addressed to such Underwriter(s) and sent to:

TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 8th Floor
Toronto, ON M5K 1A2

Attention:	Cameron Goodnough
Fax:	416-983-3176

and to:

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022

Attention:	Head of Investment Banking
Fax:	212-829-4972

with a copy to:

Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022

Attention:	General Counsel
Fax:	212-829-4708

and to:

BMO Nesbitt Burns Inc.
100 King Street West, 5th Floor
Toronto, ON M5X 1H3

Attention:	Andrew Warkentin
Fax:	416-359-7300

and to:

CIBC World Markets Inc.
161 Bay Street, 7th Floor
Toronto, ON M5J 2S8

Attention:	Shannan M. Levere
Fax:	416-594-7769

In case of any Notice to an Underwriter, with a copy to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, ON M5X 1B8

Attention:	Jeremy Fraiberg
Fax:	416-862-6666

The parties hereto may change their respective address for notice by notice given in the manner aforesaid.

19.	General Provisions

19.1    Time shall be of the essence hereof.

19.2    This Agreement shall be governed by and construed, performed and interpreted in accordance with, the laws of the province of Ontario and the laws of Canada applicable therein.

19.3    The representations, warranties, obligations, covenants, agreements and indemnities herein contained or contained in any certificate delivered pursuant to this Agreement shall survive the sale of the Offered Units and shall continue in full force and effect unaffected by the termination of the obligations of the Underwriters hereunder, nor shall they be limited or prejudiced by any investigation made by or on behalf of any Underwriter in the course of preparation of the Prospectus or any Supplementary Material or the sale of the Offered Units.

19.4    If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

19.5    This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.6    This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original, and such counterparts shall constitute one and the same instrument; and notwithstanding the date of execution, this Agreement shall be deemed to bear the date first shown on this Agreement. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

19.7    The Corporation and the Sponsor shall be entitled to make any delivery or give any disclosure or notice that is to be given to the Underwriters hereunder to the Lead Underwriters on behalf of all the Underwriters and shall be entitled to act on any notice, waiver, extension, receipt or other communication given by or on behalf of the Underwriters by the Lead Underwriters which shall have authority to bind the Underwriters in respect of all matters hereunder, except matters referred to in Sections 13 and 15 or any proposed amendment of any provision of this Agreement or the waiver of any significant closing conditions. To the extent practicable, the Lead Underwriters agree to use commercially reasonable efforts to consult with the other Underwriters concerning any material matters which may arise hereunder before it binds the Underwriters with respect to any such matters.

19.8    Neither the Corporation, the Sponsor nor the Underwriters shall make any public announcement concerning the obligations of the Underwriters or the Offering without the consent of the other parties, acting reasonably, and any public announcements shall be made in compliance with applicable securities laws. If the Offering is successfully completed, and provided the Underwriters are not in breach of any material provision hereof, the Underwriters shall be entitled to place advertisements in financial and other newspapers and journals at their own expense describing their services hereunder, subject to the prior approval of the Corporation, which will not be unreasonably withheld.

19.9    The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interest under this Agreement.

19.10   The parties hereto shall provide all such reasonable assurances as may be required or desirable to consummate the transactions contemplated hereby and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions.

19.11   Both TD Securities Inc. and CIBC World Markets Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha and Montreal Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

19.12   Each of the Corporation and the Sponsor hereby acknowledges that (i) the purchase and sale of the Offered Units pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation or the Sponsor, and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, each of the Corporation and the Sponsor agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation or the Sponsor on related or other matters).

19.13   This Agreement, together with Section 10 (Exclusivity) of the Engagement Letter, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. For the avoidance of doubt, the parties hereto agree that Section 10 (Exclusivity) of the Engagement Letter shall survive in accordance with its terms, notwithstanding any provision or termination of the Engagement Letter.

19.14   In order to facilitate an efficient and timely closing at the Closing Time and the Over- Allotment Closing Time, the Underwriters may choose to initiate a wire transfer of funds to the Corporation (or to the Escrow Agent on behalf of the Corporation) prior to the Closing Time or the Over-Allotment Closing Time, as the case may be. If the Underwriters do so, the Corporation agrees that such transfer of funds to the Corporation (or to the Escrow Agent on behalf of the Corporation) prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions of the Closing or the closing of the Over-Allotment Option set out in this Agreement. Furthermore, the Corporation agrees that any such funds received from the Underwriters prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, will be held by the Corporation (or by the Escrow Agent on behalf of the Corporation) in trust solely for the benefit of the Underwriters until the Closing Time or the Over-Allotment Closing Time, as the case may be, and, if the Closing or the closing of the Over-Allotment Option, as the case may be, does not occur at the scheduled Closing Time or the Over-Allotment Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to TD Securities Inc., on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing or the closing of the Over-Allotment Option, as the case may be, the funds held by the Corporation (or by the Escrow Agent on behalf of the Corporation) in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Corporation in satisfaction of the obligation of the Underwriters hereunder and upon such delivery, the trust constituted by this Section 19.14 shall be terminated without further formality.

19.15   The Sponsor hereby waives any right of action or right of rescission that it may have against the Underwriters in connection with the acquisition by it of any Class B Shares or Class B Units (including the Class B Shares and Warrants comprising such Class B Units) which may arise from Section 130(1) of the Securities Act (Ontario) and the corresponding provisions of the Canadian Securities Laws of the other Qualifying Provinces.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return the same to the undersigned, whereupon this letter as so accepted shall constitute an agreement among the Corporation, the Sponsor and the Underwriters in accordance with the foregoing.

Yours truly,

TD SECURITIES INC.

By:	(signed) “Cameron Goodnough”
Cameron Goodnough
Managing Director

CANTOR FITZGERALD & CO.

By:	(signed) “Shawn Matthews”
Shawn Matthews
Chief Executive Officer

BMO NESBITT BURNS INC.

By:	(signed) “Andrew Warkentin”
Andrew Warkentin
Director

CIBC WORLD MARKETS INC.

By:	(signed) “Shannan M. Levere”
Shannan M. Levere
Executive Director

The foregoing is accepted and agreed to as of the date first above written.

ALIGNVEST ACQUISITION CORPORATION

By:	(signed) “Reza Satchu”
Reza Satchu
President and Chief Executive Officer and Director

By:	(signed) “Sanjil Shah”
Sanjil Shah
Chief Financial Officer and Corporate Secretary

ALIGNVEST MANAGEMENT CORPORATION

By:	(signed) “Reza Satchu”
Reza Satchu
Managing Partner

By:	(signed) “Sanjil Shah”
Sanjil Shah
Chief Financial Officer and Partner

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts" means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

(b)	"FINRA" means the Financial Industry Regulatory Authority, Inc.;

(c)	"Foreign Private Issuer" means a “Foreign Private Issuer” as defined in Rule 405 of the U.S. Securities Act;

(d)

"General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	"Offshore Transaction" means an “Offshore Transaction” as defined in Rule 902(h) of Regulation S;

(f)	“Regulation D” means Regulation D under the U.S. Securities Act;

(g)	“Regulation S” means Regulation S under the U.S. Securities Act;

(h)	"SEC" means the United States Securities and Exchange Commission; and

(i)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act or any securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

Each Underwriter, severally and not jointly, represents, warrants and covenants to and with the Corporation that:

(1)     It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment or otherwise except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States or to, or for the account of benefit of, any U.S. Person except in accordance with this Schedule “A”. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on its or their behalf, has made or will make (except in compliance with this Schedule “A”) (a) any offer to sell, or any solicitation of an offer to buy, any Offered Units in the United States or to, or for the account or benefit of, any U.S. Person, (b) any sale of Offered Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person and (c) any Directed Selling Efforts in the United States with respect to the Offered Units.

(2)     It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each such affiliate and selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each such affiliate and each selling group member complies with, the same provisions of this Schedule “A” as apply to such Underwriter as if such provisions applied to such affiliate and selling group member.

(3)     All offers and sales of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons shall be made through the Underwriter or the Underwriter's U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements, as applicable (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act). Such Underwriter or U.S. Affiliate of such Underwriter has been and will be, on the date of each offer or sale of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state's registration requirements) and is a member in good standing with FINRA. Offers and sales of Offered Units by the Underwriter, acting directly or through tits U.S. Affiliate, in the United States or to, or for the account or benefit of, U.S. Persons have not been and shall not be made by any form of General Solicitation or General Advertising.

(4)     The Underwriter shall offer Offered Units in the United States or to, or for the account or benefit of, U.S. Persons only pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States to persons reasonably believed to be Qualified Institutional Buyers.

(5)     All purchasers of the Offered Units to which the Underwriter, acting directly or through its U.S. Affiliate, have made an offer in the United States or that are, or are purchasing for the account or benefit of, U.S. Persons, shall be informed that the Offered Units have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and are being offered and sold to such purchasers in reliance upon an exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

(6)     Any offer or solicitation of an offer to buy Offered Units by the Underwriter, acting through itself or its U.S. Affiliate, that has been made or will be made in the United States or to, or for the account or benefit of, a U.S. Person, and any sale of Offered Units by the Underwriter, acting through itself or its U.S. Affiliate, in the United States or to, or for the account or benefit of, a U.S. Person, was or will be made only) to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act, and in each case in a transaction that is exempt from registration under the U.S. Securities Act and applicable state securities laws, and only to a Qualified Institutional Buyer that is acquiring the Offered Units (i) for its own account or (ii) for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion, in a transaction that is exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A.

(7)     Each offeree in the United States or that is, or is acting for the account or benefit of, a U.S. Person has been or shall be provided with a U.S. Placement Memorandum, and each purchaser in the United States or that is, or is purchasing for the account or benefit of, a U.S. Person will have received at or prior to the time of purchase of any Offered Units the U.S. Placement Memorandum including the Final Prospectus.

(8)     Prior to the completion of any sale of Offered Units in the United States or to, or for the account or benefit of, any U.S. Person, each such purchaser that is a Qualified Institutional Buyer will be required to provide a duly executed qualified institutional buyer letter in the form attached as Exhibit I to the U.S. Placement Memorandum.

(9)     Reserved.

(10)    Prior to the Closing Time the Underwriter will provide the Corporation and its transfer agent with a list of all purchasers of the Offered Units in the United States, that are U.S. Persons or that are purchasing for the account or benefit of U.S. Persons.

(11)    None of the Underwriter, its affiliates or any person acting on its or their behalf has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Units.

(12)    Reserved.

(13)    As of the Closing Date and as of any Over-Allotment Closing Date, it represents that it is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any of the Offered Units.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to and with the Underwriters that:

(1)     (a) The Corporation, as of the Closing Date is and as of any Over-Allotment Closing Date will be, a Foreign Private Issuer and reasonably believes that there is not a Substantial U.S. Market Interest in any of the securities of the Corporation; (b) the Corporation is not now and as a result of the sale of Offered Units contemplated hereby will not be required to register as an "investment company" as defined in the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their U.S. Affiliates or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts in the United States or to, or for the account or benefit of, U.S. Persons with respect to the Offered Units, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons.

(2)     Neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates or any person acting on their behalf, as to which no representation, warranty or covenant is made), has made or will make, except in accordance with Schedule “A”: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Units in the United States or to, or for the account or benefit of, U.S. Persons; or (B) any sale of Offered Units unless, at the time the buy order was or will have been originated, the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a U.S. Person, or the Corporation, its affiliates, and any person acting on their behalf (other than the Underwriters, their U.S. Affiliates or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) reasonably believe that the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a U.S. Person.

(3)     Except with respect to the offer and sale of the Offered Units offered hereby the Corporation has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to, or for the account or benefit of, U.S. Persons in a manner that would be integrated with the offer and sale of the Offered Units pursuant to this Schedule “A”.

(4)     None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates, or any person acting on its or their behalf, as to which no representation, warranty, covenant or agreement is made) has taken or will take any action which would cause the exclusion afforded by Rule 903 of Regulation S or the exemptions for private resale by the Underwriters and their U.S. Affiliates under Rule 144A of the U.S. Securities Act to be unavailable for the offer and sale of the Offered Units.

(5)     The Offered Units satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act.

(6)     The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Units.

(7)     None of the Corporation, its affiliates or any person acting on behalf of any of them (other than the Underwriters, their U.S. Affiliates or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Units.

(8)     Neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D.

(9)     As of the Closing Date and any Over-Allotment Closing Date, the Corporation is not aware of any person (other than the Underwriters, their Affiliates or any person acting on their behalf) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any of the Offered Units.

(10)    In connection with resales of any of the Securities and the Class B Shares, the Corporation agrees to furnish upon the request of a holder of any such securities or a prospective purchaser designated by any such holder the information required to be delivered under Rule 144(d)(4) under the U.S. Securities Act if at the time of such request the Corporation is not a reporting company under Section 13 or Section 15(d) of the U.S. Exchange Act or is not exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act.